Helena Lee Assistant General Counsel Direct Line: (310) 772-6259 Fax: (310) 772-6569 E-mail: helena.lee@aig.com

Via EDGAR and Electronic Mail

September 20, 2017

David Orlic

Senior Counsel

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Variable Separate Account (“Registrant”)

American General Life Insurance Company (“Depositor”)

Polaris Platinum III Variable Annuity

Post-Effective Amendment No. 13 and Amendment No. 13 on Form N-4

File Numbers: 333-185762 and 811-03859

FS Variable Separate Account (“Registrant”)

The United States Life Insurance Company in the City of New York (“Depositor”)

Polaris Platinum III Variable Annuity

Post-Effective Amendment No. 17 and Amendment No. 17 on Form N-4

File Numbers: 333-178841 and 811-08810

The Variable Annuity Life Insurance Company Separate Account A (“Registrant”)

The Variable Annuity Life Insurance Company (“Depositor”)

Polaris Platinum Elite Variable Annuity

Post-Effective Amendment No. 10 and Amendment No. 244 on Form N-4

File Numbers: 333-201800 and 811-03240

Dear Mr. Orlic:

Thank you for your verbal comments provided on September 11, 2017 regarding the post-effective amendments to Registration Statements on Form N-4 as referenced above.

1.	Fee Table (Page 7-8)

a.	Comment – Please revise the “Optional Polaris Income Plus and Polaris Income Builder Fee” and “Optional Polaris Income Plus Daily Fee” tables to include previous fee rates.

Response – We have revised the Fee Table section to include two fee tables. The first fee table will provide fees and charges applicable to contracts issued on or after October 9, 2017. The second fee table will provide fees and charges applicable to contracts issued prior to October 9, 2017 and will include previous rates for these optional living benefits.

David Orlic

September 20, 2017

b.	Comment: Footnote 1 – Please revise the Withdrawal Charge Schedule table in the footnote to include the applicable schedule for contracts purchased prior to July 18, 2011. Please revise the Maximum Withdrawal Charges table to include prior maximum withdrawal charge percentage of 7%.

Response – We have revised the Fee Table section to include two fee tables. The first fee table will provide fees and charges applicable to contracts issued on or after October 9, 2017. The second fee table will provide fees and charges applicable to contracts issued prior to October 9, 2017 and will include previous Withdrawal Charge Schedules in the footnote and Maximum Withdrawal Charges in the table.

c.	Comment: Footnote 3 – Please revise the Contract Maintenance Fee table to indicate the $35 fee for contracts purchased prior to June 20, 2011 and remove from the footnote.

Response – We have revised the Fee Table section to include two fee tables. The first fee table will provide fees and charges applicable to contracts issued on or after October 9, 2017. The second fee table will provide fees and charges applicable to contracts issued prior to October 9, 2017 and will include the prior Contract Maintenance Fee in the table and removed reference to the prior fee in the footnote.

d.	Comment: Footnote 4 – Please clarify that the annual expense would be 1.15% if you do not elect the Return of the Purchase Payment, Maximum Anniversary Value death benefits and Early Access.

Response – We have revised the footnote as follows:

“If you do not elect the Return of Purchase Payment or Maximum Anniversary Value death benefit and the Early Access feature, your total separate account annual expense would be 1.15%.”

e.	Comment: Footnote 4 – Please move the Separate Account Annual Expenses for Contracts issued prior to May 1, 2017 from the footnote to the Separate Account Charges in the Fee Table.

Response –The fee table for contracts issued prior to October 9, 2017 will include the Separate Account Expenses for Contracts issued prior to May 1, 2017 in the table instead of the footnote.

f.	Comment: Footnote 6 – Please include the Separate Account Annual Expense for contracts issued prior to January 23, 2012 to the Separate Account Charges in the Fee Table.

Response –The Fee Table for contracts issued prior to October 9, 2017 will include the Separate Account Expenses for contracts issued prior to January 23, 2012 which includes the Combination HV & Roll-Up death benefit.

David Orlic

September 20, 2017

2.	Maximum and Minimum Expenses Examples (Page 9)

a.	Comment – Please confirm that your maximum expense examples table reflects the highest combination of contract and optional benefit charges ever offered in this registration statement. Please show the highest annual maximum fee rate offered under Explanation of Expense Examples Note 3.

Response – We will provide two sets of maximum expense examples, one set applicable to the current Living Benefit first (initial) year and maximum fees as of October 9, 2017 and another set applicable to the highest combination of contract and optional benefit charges ever offered in this registration statement which was the Polaris Income Plus Daily Living Benefit first (initial) year and maximum fees as of May 1, 2017.

3.	Free Look (Page 13)

a.	Comment – Please add the specific Appendix letter to the “STATE CONTRACT AVAILABILITY AND/OR VARIABILITY Appendix” cross reference.

Response – We have revised this sentence to specify the appendix where state-specific free look information is provided as follows:

“Please see APPENDIX E - STATE CONTRACT AVAILABILITY AND/OR VARIABILITY for more information about the free look period in your state.”

4.	Free Withdrawal Amount (Page 23)

a.	Comment – Please disclose when payment will occur according to the Item 11(a) of the form.

Response –We have revised the disclosure under the Free Withdrawal Amount section to describe when payment of contract value will occur upon full surrender as follows:

“We calculate charges upon surrender of the contract on the day after we receive your request in Good Order. We will return to you your contract value less any applicable fees and charges within 7 calendar days of the request.”

5.	Annuity Income Options (Page 51)

a.	Comment – Please disclose what happens if the annuitant dies before the first annuity payment.

Response – We have revised the last paragraph under the Annuity Income Options section as follows:

“If you elect a lifetime based annuity income option without a guaranteed period, your annuity income payments depend on longevity only. That means that you may potentially not live long enough to receive an annuity income payment.”

David Orlic

September 20, 2017

b.	Comment – Please disclose the effect of frequency choice on level of payment and the default selection.

Response – The effect of frequency choice and the default selection are described in the first paragraph under Annuity Income Options as follows:

“If you elect to receive annuity income payments but do not select an annuity income option, your annuity income payments shall be in accordance with Option 4 for a period of 10 years; for annuity income payments based on joint lives, the default is Option 3 for a period of 10 years. Generally, the amount of each annuity income payment will be less with greater frequency of payments or if you chose a longer period certain guarantee.”

6.	Formula and Examples of Calculations of the Polaris Income Plus, Polaris Income Builder and Polaris Income Plus Daily Fee (Appendix C)

a.	Comment – Please provide final fee rates and formula.

Response – The final fee rates and formula are as follows:

Polaris Income Plus and Polaris Income Builder Fee

Number of Covered Persons	Initial Annual Fee Rate	Maximum Annual Fee Rate	Minimum Annual Fee Rate	Maximum Annualized Fee Rate Decrease or Increase Each Benefit Quarter*
One Covered Person	1.00%	2.50%	0.60%	±0.40%
Two Covered Persons	1.25%	2.50%	0.60%	±0.40%
*	The quarterly fee rate will not decrease or increase by more than 0.10% each quarter (0.40% / 4).

David Orlic

September 20, 2017

Polaris Income Plus Daily Fee

Number of Covered Persons	Initial Annual Fee Rate	Maximum Annual Fee Rate	Minimum Annual Fee Rate	Maximum Annualized Fee Rate Decrease or Increase Each Benefit Quarter*
One Covered Person	1.15%	2.50%	0.60%	±0.40%
Two Covered Persons	1.35%	2.50%	0.60%	±0.40%
*	The quarterly fee rate will not decrease or increase by more than 0.10% each quarter (0.40% / 4).

After the initial year, the following non-discretionary formula is used on the calculation of the Annual Fee Rate:

Initial Annual Fee Rate + {0.05% x [Quarterly Average (Daily VIX2)/33 – 10]}

7.	Living Benefits for Contracts Issued Prior to October 9, 2017 (Appendix F)

a.	Comment: Overall – Please confirm overall that you are not changing the terms of any of the living benefits for contracts issued between 5/1/16 and 10/1/17.

Response – We confirm that no terms of living benefits for contracts issued between 5/1/16 and 10/8/17 are changing. Per our conversation, the only change we are making to the terms of any previously issued living benefits are changes to the investment requirements of the Polaris Income Plus and Polaris Income Builder living benefits issued between January 23, 2012 to March 1, 2015 to allow existing contract owners to now invest up to 50% in the single manager volatility control portfolios rather than 10% in the same single manager volatility control portfolios when these living benefits were first issued. This change is meant to allow more investment requirement flexibility to existing contract owners and the choice to reallocate is completely optional to the contract owner.

b.	Comment: Page F-8 – Please confirm that the chart is showing the current rates.

Response – We confirm that the charts reflect rates in effect for the periods indicated.

c.	Comment: Page F-27 – Please clarify the reason for changing “income credit is reduced” to “income credit is eliminated.”

Response - We corrected this error when we filed the post-effective amendment because the income credit is eliminated if withdrawals are taken for the Polaris Income Builder living benefit. This is consistent with the description on page 27 under the Living Benefit Defined Terms for Polaris Income Builder “Income Credit” where we state that the Income Base is eliminated in years any withdrawal is taken.

David Orlic

September 20, 2017

We will file any further revisions and all relevant exhibits and financial statements in the next post-effective amendment to the Registration Statements on or about October 3, 2017.

Thank you for your consideration. Should you have any questions or need any additional information concerning the Registration Statements, please do not hesitate to contact me at

(310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee